October 1, 1996



Nations LifeGoal Funds, Inc.
111 Center Street
Little Rock, Arkansas  72201

Gentlemen:

         With respect to our purchase from you of $100,000 in shares of common stock in Nations LifeGoal Funds, Inc. (the "Company"), consisting of $40,000 in Primary A shares of the LifeGoal Growth Portfolio, $30,000 in Primary A shares of the LifeGoal Balanced Growth Portfolio and $30,000 in Primary A shares of the LifeGoal Income and Growth Portfolio Fund, we hereby advise you that we are purchasing such shares with no intention to dispose of such shares either through resale to others or redemption by the Company.

                                      Very truly yours,



                                      STEPHENS INC.

                                       By: /s/ Richard H. Blank, Jr.

                                       Name:  Richard H. Blank, Jr.

                                       Title:  Vice President